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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Venture Lending & Leasing V, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
December 11, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Venture Lending & Leasing V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		100,000 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100% (See Item 4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Westech Investment Advisors, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		100,000 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100% (See Item 4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Ronald W. Swenson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		100,000 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100% (See Item 4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, IN

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Salvador O. Gutierrez

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		100,000 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100% (See Item 4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, IN

Item 1.
(a)	Name of Issuer Venture Lending & Leasing V, Inc.

(b)	Address of Issuer’s Principal Executive Offices
                         2010 North First Street, Suite 310, San Jose, California 95131
Item 2.
(a)	Name of Person Filing

This Schedule 13G is filed by Venture Lending & Leasing V, LLC, Delaware limited liability company (the “Company”), Westech Investment Advisors, Inc., a California corporation (“Westech”), Ronald W. Swenson and Salvador O. Gutierrez (each of the Company, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is 2010 North First Street, Suite 310, San Jose, California 95131.

(c)	Citizenship

Each of Messrs. Swenson and Gutierrez is a citizen of the United States.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share.

(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

The Company is the sole shareholder of the Issuer. As of the filing date of this Schedule, Westech is the sole member of the Company. The Company intends to conduct an offering of its membership interests in early 2007, which will result in Westech’s percentage membership interest in the Company being reduced. Westech is the managing member of the Company and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez owns 50% of the capital stock of Westech. Pursuant to the Operating Agreement of the Company, dated as of November 13, 2006, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company. The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

As of the filing date of this Schedule, the Company owns all of the outstanding shares of common stock of the Issuer (100,000 shares) (the “Shares”). By reason of its position as the managing member of the Company, Westech may also be deemed to be the beneficial owner of the Shares. Furthermore, so long as Westech is the sole member of the Company, Westech may be deemed to be the beneficial owner of the Shares due to such ownership interest.

Messrs. Swenson and Gutierrez each own 50% of the outstanding voting capital stock of Westech. By reason of such ownership and their officer and director positions with Westech and the Issuer (in the case of Mr. Swenson, as an officer and director of Westech and the Issuer, and in the case of Mr. Gutierrez, as an officer and director of Westech and a director of the Issuer), Messrs. Swenson and Gutierrez may be deemed to beneficially own the Shares. Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in Westech.
(b)	Percent of class:

Each of the Reporting Persons may be deemed to beneficially own 100% of the outstanding common of the Issuer (see (a) above), based on 100,000 shares of common stock of the Issuer currently outstanding.

(c)	Number of shares as to which the person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (iv) shared power to dispose or to direct the disposition of:

Subject to the pass-through voting rights of the members of the Company discussed above, the Company has sole voting and dispositive power with respect to the Shares. By reason of its position as managing member of the Company, Westech may also be deemed to have sole dispositive power with respect to the Shares. Because of its membership interest in the Company, Westech may also be deemed to have sole voting power with the Company with respect to the Shares. By reason of their ownership of the outstanding capital stock of Westech and their officer and director positions with Westech and the Issuer (in the case of Mr. Swenson, as an officer and director of Westech and the Issuer, and in the case of Mr. Gutierrez, as an officer and director of Westech and a director of the Issuer), each of Messrs. Swenson and Gutierrez may be deemed to have sole voting and dispositive power with respect to the Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
     By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each reporting person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007

WESTECH INVESTMENT ADVISORS, INC.		VENTURE LENDING & LEASING V, LLC

		By:	Westech Investment Advisors, Inc.,
By:	/s/ Ronald W. Swenson		Its Managing Member

Ronald W. Swenson
Chief Executive Officer
		By:	/s/ Ronald W. Swenson

By:	/s/ Salvador O. Gutierrez		Ronald W. Swenson
	Salvador O. Gutierrez		Chief Executive Officer
President

		By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez
/s/ Ronald W. Swenson			President

RONALD W. SWENSON

/s/ Salvador O. Gutierrez

SALVADOR O. GUTIERREZ

Exhibit Index
1.	Joint Filing Agreement.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G, dated February 12, 2007 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing V, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13G.
Dated: February 12, 2007

VENTURE LENDING & LEASING V, LLC

By:	Westech Investment Advisors, Inc.,
Its Managing Member

By:	/s/ Ronald W. Swenson

Ronald W. Swenson,
Chief Executive Officer

By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez,
President

WESTECH INVESTMENT ADVISORS, INC.

By:	/s/ Ronald W. Swenson

Ronald W. Swenson,
Chief Executive Officer

By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez,
President

/s/ Ronald W. Swenson

RONALD W. SWENSON

/s/ Salvador O. Gutierrez

SALVADOR O. GUTIERREZ